VINCI

Rueil, september 09, 2004

04036988

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

RECEIVED
2004 SEP 21 A 9:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) – File N° 82-4781

SUPPL

Dear Madam,

Please find enclosed recently issued press releases :

- Half year 2004 financial statements,
- First half 2004 consolidated net sales,
- Vinci Park overhauls two Toulouse car parks totalling 1.200 spaces,
- Vinci withdraws completely from capital of TBI,
- Vinci acquires network integrator in the Netherlands,
- Restoration of the Hall of Mirrors gets under way.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

PROCESSED
SEP 2 3 2004
THOMSON
FINANCIAL

Very truly yours,

Christian Labeyrie
Chief Financial Officer

9/23

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00

VINCI

Rueil-Malmaison, 7 September 2004

PRESS RELEASE

HALF YEAR 2004 FINANCIAL STATEMENTS

- **Net sales up almost 7%**
- **Operating income up 22% to €520 million**
- **Net income up 28% to €252 million**
- **Good outlook for full year 2004**
- **Interim dividend of €1.20 per share to be paid on 21 December 2004**

The VINCI Board of Directors, chaired by Antoine Zacharias, met on 7 September 2004 to approve the half year financial statements at 30 June 2004 and examine the outlook for the full year.

Growth of net sales in France and international markets

VINCI's net sales for the first half of 2004 amounted to €9.1 billion, up 6.8% on a like-for-like basis over the same period last year. At 6.7%, growth in net sales on an actual basis is very similar, the negative impact of dollar-related exchange rates having been entirely offset by the effects of external growth. At constant exchange rates, net sales rose 7.4%.

In France, where growth continued throughout the period, net sales amounted to €5.7 billion, up 9.6% (10.7% on an actual basis), and represented 62.5% of total net sales.

In international business, net sales amounted to €3.4 billion, up 2.4% (0.6% on an actual basis).

Net sales by business line

(in € millions)	1st half 2004	1st half 2003	Change 2004/2003 actual structure	like-for-like and constant exchange rates
Concessions and services	937	910	+3.0%	+4.6%
Energy	1,596	1,493	+6.9%	+4.7%
Roads	2,531	2,329	+8.7%	+9.8%
Construction	3,981	3,759	+5.9%	+5.9%
Misc. and elimination of inter-company transactions	41	24	ns	ns
Total	**9,086**	**8,515**	**+6.7%**	**+6.8%**

Earnings

Operating income rose 22% to €520 million, representing 5.7% of net sales. This compares with €427 million for the first half of 2003, when it represented 5.0% of net sales. All VINCI's business lines contributed to this improvement.

Operating income by business line

(in € millions)	1st half 2004	% of net sales	1st half 2003	% of net sales
Concessions and services	273	29.2%	257	28.2%
Energy	51	3.2%	49	3.3%
Roads	20	0.8%	8	ns
Construction	166	4.2%	113	3.0%
Holding company and misc.	10		--	
Total	**520**	**5.7%**	**427**	**5.0%**

Financial expense improved by €6 million (€57 million as against €63 million), including the increase in dividend received from ASF.

VINCI net income amounted to €252 million, up 28% over the first half 2003 figure.

Earnings per share rose to €2.99, an increase of 27% compared with the first half 2003.

Strong generation of cash flow from operations and strengthened financial structure

Cash flow from operations amounted to €607 million for the first half of 2004, up €113 million (23%) compared with the same period in 2003.

After taking into account capital expenditure of €180 million and a seasonal negative change in working capital requirement that was less pronounced than in the first half of 2003 (€310 million as against €456 million in 2003), free cash flow amounted to €117 million, up €239 million over the first half of 2003).

Growth investments in concessions represented €304 million, up €100 million, reflecting the increase in investments by Cofiroute as part of the new 2004-2008 master plan signed with the French government and the continuation of work on the A86. Following completion of construction work, the Rion-Antirion bridge was brought into service on 12 August 2004, five months ahead of schedule.

VINCI continued its share buy-back programme, which is aimed at eliminating dilution for shareholders due to the creation of shares as a result of stock options and employees participating in the Group Savings Scheme. The repurchase of shares represented €112 million net of capital increase operations carried out.

VINCI's balance sheet structure remains very sound, with total shareholders' equity of €3.5 billion at a higher level than net debt (€2.8 billion). All the debt is attributable to the concessions business line (€3 billion) and, for the most part, is made up of financing without recourse to the parent company.

VINCI's other business lines and holding companies had a financial surplus of €200 million at 30 June 2004, an increase of €300 million over the figure at 30 June 2003.

Parent company results, interim dividend and share cancellations

Net income for the parent company amounted to €143 million for the first half of 2004.

To underline its confidence in the visibility of VINCI's results, the Board of Directors decided, in line with the Chairman's proposal, to **pay an interim dividend of €1.20 per share (excluding tax credit).** Payment will be made on 21 December 2004.

The Board also decided to pay an interim dividend each year based on projected full-year income after examination of the half year financial statements.

Lastly, the Board decided to carry out a further reduction in capital of 2,300,000 shares (representing 2.7% of the company's capital stock), bringing the total number of shares cancelled since 1 January 2004 to 3,061,500.

Outlook for 2004

VINCI's order backlog at 30 June 2004 reached a record high of €13.8 billion, up 15% over 12 months. This represents almost 10 months of average business activity (about 13 months for the Construction business line). Replenishment of the backlog continues to be achieved with good terms and conditions, enabling VINCI to move confidently into the second half of 2004 and the new financial year.

The Chairman, Antoine Zacharias, indicated that full-year net sales could reach €19 billion, representing growth in the order of 6%, that operating income could increase at a higher rate than net sales, and that net income could show a further, significant improvement.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com
This press release is available in French, English and German
on VINCI's website: www.vinci.com

FIRST-HALF 2004 RESULTS
(in millions of euros)

	1st half 2002	1st half 2003	1st half 2004	*Change 04/03*
Sales	**8,466**	**8,515**	**9,086**	***+6,8% ****
of which France	*5,009*	*5,132*	*5,682*	*+9.6% **
of which outside France	*3,457*	*3,383*	*3,404*	*+2.4% **
Gross operating income	**722.0**	**686.1**	**785.5**	***+ 14.5%***
as % of net sales	***8.5%***	***8.1%***	***8.6%***	
Operating income	**416.3**	**426.5**	**520.4**	***+ 22.0%***
as % of net sales	***4.9%***	***5.0%***	***5.7%***	
Net income	**173.6**	**195.6**	**251.7**	***+ 28.7%***
Earnings per share	**2.06 €**	**2.36 €**	**2.99 €**	***+ 26.7%***
Diluted earnings per share	**1.95 €**	**2.20 €**	**2.71 €**	***+ 23.2%***
Cash flow from operations	**524**	**494**	**607**	***+113***
Net capital expenditure	(196)	(160)	(180)	*(20)*
Free cash flow before change in working capital requirement	**328**	**334**	**427**	***+93***
Change in working capital requirement	(323)	(456)	(310)	*+146*
Free cash flow after change in working capital requirement	**+5**	**(122)**	**+117**	***+239***
Investment in concessions growth	(221)	(203)	(304)	*(101)*
Shareholders'equity and minority interests	2,798 *(a)*	3,176	3,478	*+302*
Net debt, of which	**3,323**	**2,994**	**2,835**	***(159)***
concessions and services	*2,923*	*2,883*	*3,035*	*+152*
other business lines and holding companies	*587*	*293*	*(44)*	*(337)*
treasury stock	*(187) (a)*	*(182)*	*(156)*	*+26*

(*) on a like-for-like basis

(a) pro forma : after reclassification of shares to be cancelled to reduce shareholders'equity (€195.5 million, i.e. 3,083,593 shares, cancelled on 17 December 2002)

Rueil Malmaison, 5 August 2004

FIRST HALF 2004 CONSOLIDATED NET SALES

First half 2004:

- **First half consolidated net sales up 6.4% overall**
- **Strong growth of sales in France for all business lines (10%)**
- **Good performance by subsidiaries outside France, especially those in Central and Eastern Europe**

Excellent outlook:

- **Strong increase in order intake**
- **15% growth in order backlog year on year**

VINCI's consolidated sales for the first half of 2004 amounted to €9.1 billion, up 6.4% on a like-for-like basis compared with the same period in 2003 *(1)*.

Growth was driven by **sales in France,** where there was an overall increase of 10% for the period. The main contributors were construction (up 12%) and roads (up 11%). Following the strong growth recorded in the first quarter (12.2%), which benefited from favourable weather conditions, the upward trend continued in the second quarter (8.4%).

Outside France, net sales amounted to €3.3 billion, up slightly on a like-for-like basis (0.7%), increased business from subsidiaries offsetting the projected downturn in major projects.

The outlook for the rest of the year is excellent, with almost 25% growth in orders taken during the first six months. The order backlog at 30 June 2004 amounted to €13.8 billion, representing approximately 10 months of average business activity and an increase of 15% over the past 12 months.

(1) Growth on an actual basis was similar: the positive impact of new acquisitions (0.9%) – principally in the energy, roads and construction business lines – offset the negative impacts of exchange rate fluctuations (0.6%) and asset disposals (0.3%).

Breakdown by business line

Concessions: €937 million (+4.6% like-for-like, +3% actual)

Cofiroute generated half-year sales of €403 million, up 5%. Toll receipts rose 4.3% to €393 million, of which 1.5% was due to traffic growth on a constant road network (1.2% for light vehicles and 2.8% for heavy vehicles), 0.6% to network extensions and 2.2% to toll increases. Heavy vehicle traffic improved following a slight decrease during the previous nine months. The highlight of the first half for Cofiroute was the agreement reached with the concession-granting authority on the terms of amendment 11 of the concession contract[1] and the master plan for 2004-2008. Together, these documents give the company excellent visibility on its future capital expenditure and the rules governing toll prices.

VINCI Park's net sales remained stable at €244 million, up almost 2% on a like-for-like basis. The unfavourable impacts of exchange rate fluctuations and changes in consolidation scope were entirely offset by growth of business in France – mainly outside Paris – and other countries.

Overall, business from other infrastructure concessions was positive due to the good performance of Stade de France and the ramp-up of traffic on the Chillan-Collipulli motorway in Chile. The outlook in this area for the rest of the year will reflect the commissioning of Charilaos Trikoupis Bridge between Rion and Antirion in Greece and the Newport bypass in Wales.

The performance of VINCI Airports continued to improve, with net sales of €243 million, up 8% on a like-for-like basis and at constant exchange rates.

Energy: €1 593 million (+4.5% like-for-like; +6.7% actual)

For VINCI Energies, net sales in France amounted to €1.1 billion, up 7% including the impact of recent acquisitions (up 5% on a constant consolidation basis).

Business in the telecommunications segment remained dynamic, driven by operators' investments in the deployment of UMTS. Net sales generated in energy infrastructure increased. They were, however, flat in the industry segment, where a definite improvement in the economic climate is now expected. In the service sector, following a period of brisk business, the slight downturn observed is attributable to the fact that recent orders are not yet reflected in the sales figures.

Outside France, most European subsidiaries confirmed the projected upturn, with an overall 3.5% increase on a like-for-like basis. On an actual basis, taking into account the effects of external growth (first consolidation of GFA, a fire protection company in Germany), growth was almost 6%.

In total, since the beginning of the year, VINCI Energies has made about 15 acquisitions in France and other countries, representing additional net sales of more than €100 million in a full year.

As a result of the good level of orders recorded during the first half, VINCI Energies' order backlog amounted to €1.4 billion at 30 June 2004, up 12% over a one-year period, despite the company's programme to refocus on its core business in the automotive sector.

Roads: €2,533 million (+9.9% like-for-like; +8.8% actual)

Eurovia's net sales in France amounted to €1.5 billion, up 12.5% (+11.3% on an actual basis).

---

[1]

Having benefited from favourable weather conditions at the beginning of the year, business remained very brisk during the second quarter (up 9% on a constant consolidation basis) and included the start-up of several major projects (Grenoble and Clermont Ferrand tram systems). The level of projects under study and the current economic climate do not show any sign of weakening at present. Notwithstanding, the positive first half trend in terms of business growth compared to that of 2003 can not be extrapolated for the full year due to the relatively low sales achieved in the first half of 2003.

Net sales outside France reached €1 billion, up almost 8% on a like-for-like basis (up 3.7% on an actual basis due to the negative impact of exchange rate fluctuations).

Business was particularly brisk in the UK, where the long-term road maintenance market remained very dynamic, in the USA, where Eurovia secured several significant road widening and motorway repair contracts; and in Germany, where the stabilisation of the road market appears to be confirmed. Business activity in the Czech Republic was also very good.

Eurovia's order backlog increased 12% year on year to €3.9 billion, representing 8.4 months of average business activity at 30 June 2004.

Construction: €3,933 million (+4.6% like-for-like and actual)

VINCI Construction's net sales in France increased 13% (12% on a constant consolidation scope basis) to €2.3billion.

The Sogea Construction and GTM Construction local entity networks generated strong business all over France, extending the trend observed during previous quarters. In the building sector, business was particularly brisk in the residential segment, as well as in special purpose units for healthcare, teaching and sports facilities. In civil engineering, the investments made in motorway and railway infrastructure continued to boost business.

Outside France, net sales amounted to €1.7 billion, down 4% on a like-for-like basis and 5% on an actual basis).

This trend is attributable principally to the effect of reduced order taking in the major projects segment, as a result of the highly selective approach applied in that field. Subsidiaries in Central and Eastern Europe, meanwhile, secured some fine contracts and represent a bigger proportion of the company's traditional business.

VINCI Construction's order backlog increased 18% year on year to reach the record high of €8.5billion. It represented almost 13 months of average business activity at 30 June 2004.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
Email: vchristnacht@vinci.com
This press release is available in French, English and German
on the VINCI website: www.vinci.com

VINCI

Public Limited Company ("Société Anonyme") with capital stock of 858,114,480 euros

Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France

Company Register RCS Nanterre B 552 037 806

CONSOLIDATED NET SALES AT 30 JUNE 2004 (provisional figures)

(in millions of euros)

		30 June 2004	30 June 2003	Variation 2004/2003	
				actual	like-for-like
Concessions and services	1st quarter	444.0	423.5	4.8%	6.3%
	2nd quarter	492.9	486.5	1.3%	3.2%
		936.9	**909.9**	**3.0%**	**4.6%**
Energy	1st quarter	749.3	706.1	6.1%	4.5%
	2nd quarter	843.8	787.1	7.2%	4.5%
		1,593.1	**1,493.2**	**6.7%**	**4.5%**
Roads	1st quarter	999.9	916.4	9.1%	13.2%
	2nd quarter	1,533.1	1,412.3	8.6%	7.8%
		2,533.0	**2,328.7**	**8.8%**	**9.9%**
Construction	1st quarter	1,815.4	1,730.3	4.9%	5.6%
	2nd quarter	2,117.6	2,028.5	4.4%	3.7%
		3,933.0	**3,758.7**	**4.6%**	**4.6%**
Miscellaneous and double counts		60.1	23.9		
Total	1st quarter	**4,045.7**	**3,775.5**	**7.2%**	**8.3%**
	2nd quarter	**5,010.4**	**4,739.0**	**5.7%**	**4.9%**
		9,056.1	**8,514.5**	**6.4%**	**6.4%**
Of which France					
Concessions and services		707.6	674.9	4.9%	4.9%
Energy		1,136.4	1,062.1	7.0%	5.0%
Roads		1,511.5	1,343.9	12.5%	11.3%
Construction		2,271.9	2,007.9	13.1%	12.0%
Miscellaneous and double counts		83.0	42.9		
Total		**5,710.4**	**5,131.7**	**11.3%**	**10.1%**
Of which outside France					
Concessions and services		229.2	235.1	(2.5%)	4.0%
Energy		456.7	431.1	5.9%	3.5%
Roads		1,021.5	984.8	3.7%	7.9%
Construction		1,661.0	1,750.8	(5.1%)	(4.1%)
Miscellaneous and double counts		(22.9)	(19.0)		
Total		**3,345.6**	**3,382.8**	**(1.1%)**	**0.7%**

VINCI

Rueil-Malmaison, 22 July 2004

Press release

VINCI Park overhauls two Toulouse car parks totalling 1,200 spaces

As part of the Toulouse local authority's programme to restructure the Saint Georges district, VINCI Park is to overhaul two car parks with a total capacity of 1,200 spaces.

The two car parks, owned by VINCI Park, are located in the heart of Toulouse's old town near a major shopping centre. The parks will be connected to each other and access redefined in order to increase usage.

In addition, VINCI Park will introduce its personalised services, including the free loan of bicycles, umbrellas, break-down kits and shopping trolleys or baskets, as well as customer assistance and special birthday offers.

With this project, VINCI Park, which manages over 7,000 spaces in Toulouse, is enhancing its exceptionally good coverage and high-quality offering.

VINCI Park is Europe's leading car park operator with 550 parks in France and over 810,000 parking spaces worldwide. The company generated net sales of €491 million in 2003.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com

Rueil-Malmaison, 21 July 2004

VINCI withdraws completely from capital of TBI

VINCI sold 10.1% of the capital of TBI today. This holding represented the balance of the 14.9% interest the company acquired in the British airport operator in August 2001, and completes the withdrawal started earlier in 2004.

The sale of the 14.9% interest represents £53 million, virtually the same as the value recorded in VINCI's financial statements at 31 December 2003.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com

VINCI

Rueil-Malmaison, 20 July 2004

Press release

VINCI acquires network integrator in the Netherlands

VINCI Energies, a VINCI subsidiary, has acquired Netlink, a Netherlands company.

Netlink specialises in design, implementation and maintenance in the network integration and administration segment, as well as in IT security, VoIP (Voice over Internet Protocol) and SAN (Storage Area Networks).

The company has 51 employees and generated sales of around €13.5 million in 2003.

The acquisition strengthens VINCI Energies' network of subsidiaries operating under the Axians brand, which specialises in network integration and business communications. Axians has 900 employees in Europe and generated sales of €120 million in 2003.

The Netlink acquisition also expands Axians' operations in Europe in a strong-growth segment currently undergoing consolidation.

VINCI Energies is market leader in France and a major player in Europe in the energy and information technologies sectors. In 2003, with 26,000 employees, the company generated sales of over €3billion, of which 30% outside France. VINCI Energies comprises a network of over 700 companies operating in more than 20 countries, mainly in Europe.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 31 82
Fax: +33 1 47 16 33 88
e-mail: vchristnacht@vinci.com

CHATEAU DE VERSAILLES

VINCI

GRAND MÉCÈNE
DU MINISTÈRE DE LA CULTURE ET DE LA COMMUNICATION

1st July 2004

Press Communiqué

Restoration of the Hall of Mirrors gets under way

The 1st of July sees work starting on the restoration of the ceiling of the Hall of Mirrors at the Château de Versailles. Being undertaken thanks to VINCI sponsorship, this is currently the biggest restoration project in France at a site featuring a painted and sculpted décor.

The teams of restorers have taken possession of the platform on the scaffolding providing access to the ceiling which, at its highest point, is 12 m above the ground. The scaffolding will occupy 60% of the total length (73 m) of the room, at the north end during the first phase of the works, i.e. until November 2005, after which it will be moved to extend over a similar distance at the south end until April 2007, the project's scheduled completion date. The central part of the ceiling will be accessible to the restorers for the duration of the project, thus ensuring the continuity of their work.

In the course of this first phase, 600 m² of paintings by Le Brun, on canvas and on plaster, will be restored, along with 14 sculpted monumental trophies in gilded stucco ornamenting the cornice, and 7 cartouches, their wording from the pens of Boileau and Racine.

The restoration of the decoration of the ceiling has been entrusted to the *Restaurateurs Associés* group, headed by Mrs Pasquali. The painting team, composed of 35 restorers, recently completed the restoration of the Apollo Gallery at the Louvre. It has also been responsible for restoring other painted decoration by Charles Le Brun, in particular in the Pavilion of Dawn at Sceaux.
Restoration of the sculptures and gilding will be undertaken by the teams of Mrs Pasquali and Mrs De Monte. Composed of 18 restorers and 8 gilders, they have restored the stuccos in the Apollo Gallery at the Louvre and, in Rome, the sculpted decorative work in the Villa Medici and at the Farnese Palace.

Beneath the scaffolding, a passageway, 5 metres wide by 5 metres high, will allow for public access throughout the duration of the works. In line with VINCI's desire that public access be made a priority, **displays** in and around this passageway will offer visitors an insight into the splendours of the room in the day of Louis XV, while an exhibition, featuring both text and videos, outlines the challenges and scope of this unique restoration campaign.

The restoration of the Hall of Mirrors is the most ambitious cultural sponsorship operation ever to be undertaken in France: VINCI will be entirely responsible for its financing - 12 million euros - as well as making available the expertise of its specialised companies within the framework of what is also a skills sponsorship project.